 Exhibit 99.1

THE VERY GOOD FOOD COMPANY REPORTS SECOND QUARTER 2022 FINANCIAL RESULTS

Q2 2022 Wholesale Revenue Increased 117% Compared to Q2 2021

Q2 2022 General and Administrative Expense Decreased 57% Compared to Q2 2021

CEO Parimal Rana Provides Update on VERY GOOD's Refocused Strategy

VANCOUVER, BC , Aug. 15, 2022 /CNW/ - The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY) (FSE: OSI) ("VERY GOOD" or the "Company"), a leading plant-based food technology company, today reported its financial results for the second quarter ended June 30, 2022.

Financial Highlights

  Revenue decreased $1,279,215 or 46% to $1,501,446 in Q2 2022, compared to $2,780,681 in the same period in 2021. The decrease in revenue was driven by a decrease of $1,825,436 in eCommerce sales, offset by an increase of $523,223 in wholesale revenue.
  Wholesale revenue increased 117% to $987,278 in Q2 2022 as compared to the same quarter last year due to an increase in the number of stores and distribution points as well as increased unit velocities on core and new items.
  eCommerce revenue decreased 83% to $380,967 in Q2 2022 as compared to the same period last year due to the Company's strategic decision to limit its eCommerce sales due to high digital marketing costs to acquire new customers, lowered production and headcount at some locations to manage inventory levels. VERY GOOD is focusing on its wholesale and foodservice channels and is evaluating potential exit plans for its eCommerce business.
  General and administrative expense ("G&A expense") decreased $3,899,256 or 57% to $2,935,624 in Q2 2022 compared to $6,834,880 in Q2 2021. Excluding share-based compensation and depreciation expense, adjusted general and administrative expense decreased $1,563,585 or 28% to $4,038,034 in Q2 2022 compared to $5,601,619 in Q1 2022. The decrease in adjusted general and administrative expense was primarily driven by a decrease in salaries and wages.
  Adjusted general and administrative expense ("Adjusted G&A Expense")1 increased $1,829,479 or 183% to $4,038,034 in Q2 2022, compared to $2,208,555 in Q2 2021. The increase in adjusted general and administrative expense was primarily driven by increased legal and professional fees of $1,036,165, increased insurance fees of $659,708 due to increases in director and officer insurance as a result of the Company's Nasdaq listing, increased wages and benefits of $616,539 due to higher head count and offset by a decrease in recruitment fees of $139,543.
  Net loss decreased 46% to $(6,699,130) in Q2 2022 compared to $(12,500,733) in Q2 2021.
  Adjusted EBITDA2 was a loss of $(7,028,270) in Q2 2022 compared to $(5,673,109) in Q2 2021, and $(9,991,892) in Q1 2022.

__________________________________

[1] Adjusted general and administrative expense is a Non-IFRS measure calculated as total general and administrative expense less share-based compensation and depreciation.

[2] Management defines adjusted EBITDA as net loss before finance expense, tax, depreciation and amortization, share-based compensation, and other non-cash items, including impairment of goodwill, loss on disposal of equipment, loss on termination of leases, and shares, units and warrants issued for services.

Cash and Liquidity Update

As of June 30, 2022, the Company had cash and cash equivalents of $6,156,414, a reduction of $15,819,239 from $21,975,653 as of December 31, 2021. This decrease is primarily related to the Company's greater than expected cash burn during the quarter. As of the date of this MD&A, the Company's cash balance is approximately $3.2 million to settle current accounts payable and accrued liabilities of approximately $4.3 million. The Company will need to seek additional financing by the end of September to fulfil its outstanding obligations and fund ongoing operations and will be required to obtain subsequent financings in future periods. To address its lack of necessary liquidity, the Company has reduced its cash outflow related to paying trade payables while it evaluates its financing options. The Company is also continually evaluating other alternatives of generating cash in the short term such as disposing of non-core equipment and certain raw material inventory to extend the current cash runway. There can be no assurance that disposing of non-core equipment and certain raw material inventory will be successful. While there is no assurance on the availability of the Company's future financings, on acceptable terms, or at all, the Company currently believes that it will be able to raise capital through financing in the near term to fund operations as it continues to implement its new refocused strategy.

Q2 2022 Operational and Corporate Strategy Update

As of August 15, 2022, the Company has ceased regular operations at the Victoria Facility, Fairview Facility, and Patterson Facility and consolidated operations into the Rupert Facility. The Company closed the Victoria Flagship Store in June 2022 and has terminated the lease for the planned location of the Mount Pleasant Flagship Store. The Company made these decisions in an effort to improve production efficiencies and reduce overhead.

During the six-month period ended June 30, 2022, VERY GOOD made the strategic shift to focus on sustainable growth and a path to profitability as opposed to solely focusing on top line growth. As part of this shift, VERY GOOD decided to limit its eCommerce sales due to high digital marketing costs to acquire new customers, lowered production, and headcount at some locations to manage inventory levels, implemented initiatives such as pausing non-critical capital expenditures and lowering general and administrative expenses.

VERY GOOD has reduced its work force to core management teams with plant staff and overall head count has decreased to approximately 100 from 260 during first half of 2022 as a result of both terminations and employee resignations. The Company has granted stock options as a retention tool to help reduce employee turnover. The Company will continue to review its departments to find efficiencies and will manage inventory levels to only purchase essential raw materials.

VERY GOOD intends to continue to focus on the wholesale and food service channels, particularly in the United States, which it views as critical to realizing its vision to scale the Company.

On June 2, 2022, VERY GOOD closed a private placement offering with an institutional investor for gross proceeds of $8,184,762 (US$6,500,000) consisting of 13,100,000 common shares, 19,400,000 common share equivalents, and 32,500,000 share purchase warrants.  In connection with the offering, the Company incurred share issuance costs of $936,659.

On June 23, 2022, VERY GOOD increased U.S. retail expansion via a new agreement with superstore chain Meijer Inc. (Meijer). With 262 supercenters and grocery stores throughout Michigan, Illinois, Indiana, Ohio, and Wisconsin, Meijer's robust Midwest presence represents significant progress towards VERY GOOD's objective to extend its brand and offer products in every major city across the United States.

On July 7, 2022, VERY GOOD increased U.S. retail expansion via a new agreement with The Giant Company ("Giant"). With Giant's presence throughout Pennsylvania, Maryland, Virginia, and West Virginia as well as online shopping and delivery to New Jersey, this retail distribution significantly expands VERY GOOD'S product availability on the U.S. Eastern Seaboard.

On July 27, 2022, VERY GOOD announced further expansion into the Eastern U.S. retail environment with Weis Markets, Inc. ("Weis"). Weis owns and operates 196 supermarkets throughout Pennsylvania, Delaware, Maryland, New York, New Jersey, Virginia, and West Virginia and also offers online shopping and delivery to Pennsylvania. This additional retail distribution further extends VERY GOOD's product availability in the United States.

On August 15, 2022, VERY GOOD announced that the Company was awarded the Food Network Supermarket Award for our A Cut Above Pork in the "Most Noteworthy Vegan Newcomers" category.

Management Changes

On July 4, 2022, VERY GOOD announced that as part of its succession plan, Matthew Hall has stepped down as interim Co-Chief Executive Officer and as a director of the Company but will continue to support VERY GOOD in an advisory capacity. Parimal Rana, a seasoned food industry professional who had been serving as VERY GOOD's Vice President of Operations, assumed the role of Chief Executive Officer ("CEO") and joined VERY GOOD's board of directors ("Board").

On July 12, 2022, VERY GOOD announced the appointment of a new Chief Financial Officer ("CFO"), Pratik Patel, CPA, CGA.  Pratik commenced employment as CFO of VERY GOOD on July 25, 2022.  He has over fifteen years of experience as a senior accounting and finance professional, with expertise in integration and external report.

Effective August 19, 2022, Kevin Callaghan, Vice President of Sales – North America of VERY GOOD will be resigning from his position.  With its existing sales team including Michael Hoeksema, Director of Foodservice Sales, VERY GOOD believes it is still well positioned to continue its planned market advancements in the immediate term – with potential augmentations or additions to the sales team as needed. VERY GOOD wishes Kevin the best in his future endeavors.

Nasdaq Listing Notification

On January 11, 2022, VERY GOOD received notification from the Listing Qualifications Department of Nasdaq that, for the previous 30 consecutive business days, the bid price of the Common Shares had closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2) (the "Bid Price Rule"). On July 11, 2022, VERY GOOD was granted an additional 180-day period from Nasdaq's Listing Qualification Department or until January 9, 2023, to regain compliance with the minimum US$1 bid price requirement for continued listing on The Nasdaq Capital Market. The Nasdaq notification has no immediate effect on the listing of the Common Shares. VERY GOOD is also listed on the TSXV and the notification does not affect the Company's compliance status with such listing. Nasdaq informed VERY GOOD in the July 11 notification, that if compliance cannot be demonstrated by January 9, 2023, Nasdaq will provide written notification that VERY GOOD's securities will be delisted – at which time, the Company may appeal Staff's determination to a Hearings Panel (the "Panel").

Nasdaq's determination of VERY GOOD'S eligibility for an additional 180 calendar day period during which the Company can regain compliance, was based on VERY GOOD meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Capital Market with the exception of the bid price requirement, and the Company's written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

Refocused Strategy

The Company continues to implement its three-prong approach to (1) Stabilize, (2) Right-Size, and (3) Optimize, first announced in May 2022. The Board and its strategic advisors are focused on the stabilization prong and the management team, led by the CEO Parimal Rana, are executing to Right-Size and Optimize. The Right-Sizing efforts have mostly been completed with the closure of the restaurant operations and consolidation of production facilities into the Rupert Facility. With the re-focusing of sales away from eCommerce and toward wholesale and food service the Company is also reviewing strategic private label and co-manufacturing opportunities to fill excess production capacity and increase revenue.

The Company's long-term strategy is anticipated to continue to center around establishing and maintaining strong relationships with its customers through differentiated products, categories and channels that build our commitment to long-term profitable growth

CEO Parimal Rana commented on VERY GOOD's second quarter results and the current state of the organization. "In Q2 2022 We made notable progress toward our initiative to stabilize, right-size and optimize the business. We recognize that the hard work is not over, and we are still completely focused on forging a path toward profitability and growth by leveraging our track record of innovation and our clean, plant-based products that are well received by vegan as well as flexitarian consumers.  It's never easy to report a sequentially down quarter, but the growth we are seeing in wholesale revenue, as well as some of our more recent wins are encouraging validation of our new strategic initiative to focus on the wholesale and foodservice channels. We are positioning ourselves to be on the leading edge of the plant-based-foods market recovery and future growth opportunity."

The management's discussion and analysis for the period and the accompanying financial statements and notes will be available under the Company's profile on SEDAR at www.sedar.com and will be furnished on a Report on Form 6-K on EDGAR at www.sec.gov.

Q2 2022 Conference Call Details

VERY GOOD will host a conference call on Tuesday, August 16, 2022, at 5:00 pm Eastern Time/ 2:00 pm Pacific Time to discuss its financial results and business outlook.

Participant Dial-In Numbers:

Toll-Free: 1-877-425-9470

Toll / International: 1-201-389-0878

* Participants should request The Very Good Food Company Second Quarter Earnings Call.

The call will be available via webcast on VERY GOOD's investor page of the Company website at https://investor.theverygoodfood.co/ until September 16, 2022.

Financial Highlights

	Three months ended June 30,	Three months ended March 31,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,
	2022	2022	2021	2022	2021
Revenue by channel
eCommerce	$ 380,967	$ 1,081,360	$ 2,206,403	$ 1,462,327	$ 4,391,497
Wholesale	987,278	772,919	455,055	1,760,197	800,960
Butcher Shop, Restaurant and Other	133,201	164,065	119,223	297,266	231,307
	$ 1,501,446	$ 2,018,344	$ 2,780,681	$ 3,519,790	$ 5,423,764
Net loss	$(6,699,130)	$(9,573,309)	$(12,500,733)	$(16,272,439)	$(27,529,309)
Adjusted EBITDA net loss[1]	$(6,828,270)	$(9,991,892)	$(5,673,109)	$(16,820,162)	$(11,065,045)
Loss per share – basic and diluted	$ (0.05)	$ (0.08)	$ (0.13)	$ (0.14)	$ (0.28)
Weighted average number of shares outstanding – basic and diluted	122,542,033	118,503,242	97,603,729	120,533,795	97,381,583

[1]See "Non-IFRS Financial Measures" starting on page 15 for more information on non-IFRS financial measures and reconciliations thereof to the nearest comparable measures under IFRS.

Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian dollars, unaudited)

As at	Notes	June 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents		$ 6,156,414	$ 21,975,653
Accounts receivable	4	1,013,985	2,101,842
Inventory	5	10,507,040	8,474,255
Prepaids and deposits	6	4,758,834	8,640,286
Loans to related party	12	–	410,268
Total current assets		22,436,273	41,602,304
Right-of-use assets	7	14,563,190	16,659,502
Property and equipment	8	17,236,365	15,450,608
Prepaids and deposits	6	564,345	707,110
Deferred financing costs	11	2,433,263	3,924,743
Total assets		$ 57,233,436	$ 78,344,267
Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	9	$ 5,503,691	$ 8,109,161
Deferred revenue		10,684	32,137
Current portion of lease liabilities	10	1,688,186	849,935
Current portion of loans payable and other liabilities	11	6,270,459	1,947,642
Contingent consideration	20	450,000	1,048,000
Derivative liabilities	13	13,946,578	3,942,002
Total current liabilities		27,869,598	15,928,877
Lease liabilities	10	13,136,775	16,764,458
Loans payable and other liabilities	11	98,709	5,474,605
Total liabilities		41,105,082	38,167,940

Share capital	14	85,024,964	84,751,366
Equity reserves		13,846,091	26,719,047
Subscriptions received and receivable		4,884,687	(3,750)
Accumulated other comprehensive loss		(77,329)	(12,716)
Deficit		(87,550,059)	(71,277,620)
Total shareholders' equity		16,128,354	40,176,327
Total liabilities and shareholders' equity		$ 57,233,436	$ 78,344,267

Nature of operations and going concern uncertainty (Note 1)
Commitments (Notes 10 and 23)
Events after the reporting period (Note 25)

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss
(Expressed in Canadian dollars, unaudited)

		Three months ended		Six months ended
	Notes	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

Revenue		$ 1,501,446	$ 2,780,681	$ 3,519,790	$ 5,423,764
Procurement expense	7,8,21	(3,007,420)	(2,102,822)	(5,669,103)	(4,155,068)
Fulfilment expense	7,8,21	(1,256,785)	(2,045,714)	(3,174,601)	(4,028,609)
General and administrative expense	7,8,21	(2,935,624)	(6,834,880)	(7,780,315)	(16,409,437)
Marketing and investor relations expense	21	(560,537)	(2,579,656)	(2,138,931)	(4,726,001)
Research and development expense	8,21	(344,804)	(515,965)	(909,322)	(881,985)
Pre-production expense	7,8,21	(106,400)	(656,288)	(350,850)	(1,541,823)
Operating loss		(6,710,124)	(11,954,644)	(16,503,332)	(26,319,159)
Finance expense	17	(1,237,418)	(405,947)	(2,526,282)	(762,977)
Other expenses	18	(276,568)	(140,142)	(296,798)	(447,173)
Gain on debt modification	11	16,783	–	16,783	–
Change in fair value of derivative liabilities	13	1,508,197	–	3,037,190	–
Net loss		(6,699,130)	(12,500,733)	(16,272,439)	(27,529,309)
Other comprehensive income
Foreign currency translation (loss) gain		(111,135)	4,461	(64,613)	8,935
Comprehensive loss		$ (6,810,265)	$ (12,496,272)	$(16,337,052)	$(27,520,374)
Loss per share – basic and diluted		$ (0.05)	$ (0.13)	$ (0.14)	$ (0.28)
Weighted average number of shares outstanding – basic and diluted		122,542,033	97,603,729	120,533,795	97,381,583

Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unaudited)

Six months ended	June 30, 2022	June 30, 2021
Net loss for the period	$ (16,272,439)	$ (27,529,309)
Adjustments for non-cash items:
Finance expense	2,526,282	764,182
Change in fair value of derivative liabilities	(3,037,190)	–
Depreciation	1,601,139	841,652
Loss on termination of lease	151,491	(1,600)
Gain on debt modification	(16,783)	–
Impairment of right-of-use assets	3,103	–
Impairment of property and equipment	122,459	–
Loss on disposal of equipment	1,490	22,561
Share-based compensation (recovery)	(2,099,714)	14,609,998
Shares, units and warrants issued for services	–	227,471
Changes in non-cash working capital items:
Accounts receivable	1,104,631	(924,659)
Inventory	(1,865,955)	(2,055,329)
Prepaids and deposits	2,645,433	(1,144,701)
Accounts payable and accrued liabilities	(2,686,481)	1,194,146
Deferred revenue	(21,453)	(56,893)
Net cash and cash equivalents used in operating activities	(17,843,987)	(14,052,481)
Cash paid for acquisitions	–	(1,250,000)
Cash acquired from acquisitions	–	9,306
Purchase of property and equipment	(2,641,780)	(3,599,115)
Security deposits paid for property and equipment	(412,608)	(3,412,197)
Security deposits refunded for property and equipment	655,008	–
Acquisition of right-of-use assets	(36,074)	(29,408)
Payment of contingent consideration	(598,000)	–
Repayment received from loans to related parties	410,268	–
Net cash and cash equivalents used in investing activities	(2,623,186)	(8,281,414)
Proceeds from the exercise of warrants	–	2,207,082
Proceeds from the exercise of stock options	182,456	55,875
Proceeds from subscriptions received	–	28,999
Proceeds from the issuance of common shares and common share equivalents	8,184,762	–
Share issuance costs	(936,659)	–
Proceeds from loans payable	32,288	1,891,092
Repayments of loans payable	(994,302)	(240,000)
Deferred financing costs paid	–	(238,164)
Payments of lease liabilities	(1,364,642)	(532,097)
Interest paid	(242,356)	–
Lease settlement paid	(168,677)	–
Net cash and cash equivalents provided by financing activities	4,692,870	3,172,787
Effect of foreign exchange rate changes on cash and cash equivalents	(44,936)	3,092
Decrease in cash and cash equivalents	(15,819,239)	(19,158,016)
Cash and cash equivalents, beginning of period	21,975,653	25,084,083
Cash and cash equivalents, end of period	$ 6,156,414	$ 5,926,067
Cash	$ 6,056,414	$ 4,861,067
Redeemable guaranteed investment certificate ("GIC")	–	1,000,000
Restricted redeemable GIC	100,000	65,000
Total cash and cash equivalents	$ 6,156,414	$ 5,926,067

Supplemental cash flow disclosures (Note 19)
The accompanying notes are an integral part of these condensed interim consolidated financial statements

NON-IFRS FINANCIAL MEASURES

Non-IFRS financial measures are metrics used by management that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

Adjusted EBITDA

Management defines adjusted EBITDA as net loss before finance expense, tax, depreciation and amortization, share-based compensation and other non-cash items, including loss on disposal of equipment, gain on termination of leases, and shares, units and warrants issued for services. Management believes adjusted EBITDA is a useful financial metric to assess its operating performance because it adjusts for items that either do not relate to the Company's underlying business performance or that are items that are not reasonably likely to recur.

	Three months ended June 30,	Three months ended March 31,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,
	2022	2022	2021	2022	2021
Net loss as reported	$(6,699,130)	$(9,573,309)	$(12,500,733)	$(16,272,439)	$(27,529,309)
Adjustments:
Change in fair value of derivative liabilities	(1,508,197)	(1,528,993)	-	(3,037,190)	-
Depreciation	985,754	615,385	512,168	1,601,139	841,652
Finance expense	1,237,418	1,288,864	402,432	2,526,282	764,182
Gain on debt modification	(16,783)	-	-	(16,783)	-
Impairment of right-of-use assets	3,103	-	-	3,103	-
Impairment of property and equipment	122,459	-	-	122,459	-
Loss on termination of lease[1]	152,478	(987)	(239)	151,491	(1,600)
Loss on disposal of equipment	1,490	-	2,679	1,490	22,561
Share-based compensation (recovery)	(1,306,862)	(792,852)	5,835,989	(2,099,714)	14,609,998
Shares, units and warrants issued for services	-	-	74,595	-	227,471
Adjusted EBITDA	$(7,028,270)	$(9,991,892)	$(5,673,109)	$(17,020,162)	$(11,065,045)

[1]During the six months ended June 30, 2022, the Company terminated 2 lease agreements and recognized a $151,491 loss on termination of lease. During the six months ended June 30, 2021, the Company terminated 1 lease agreement and recognized a $1,600 gain on termination of lease.

Adjusted General and Administrative Expense

Management defines adjusted general and administrative expense as general and administrative expense excluding non-cash items such as share-based compensation and depreciation expense. Management believes adjusted general and administrative expense provides useful information as it represents the corporate costs to operate the business excluding any non-cash items.

	Three months ended June 30,	Three months ended March 31,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,
	2022	2022	2021	2022	2021
General and administrative expense	$(2,935,624)	$(4,844,691)	$(6,834,880)	$(7,780,315)	$(16,409,437)
Adjustments:
Share-based compensation (recovery)	(1,218,638)	(846,012)	3,819,876	(2,064,650)	11,887,846
Depreciation	116,228	89,084	79,438	205,312	112,200
Adjusted general and administrative expense	$(4,038,034)	$(5,601,619)	$(2,935,566)	$(9,639,653)	$ (4,409,391)

About The VERY GOOD Food Company Inc.

The VERY GOOD Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD's core brands: The VERY GOOD Butchers and The VERY GOOD Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE'RE HELPING THIS KIND OF DIET BECOME THE NORM.

ON BEHALF OF THE VERY GOOD FOOD COMPANY INC.

Parimal Rana
Chief Executive Officer

Forward-Looking Statements

This news release contains "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as "forward-looking information"), for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as "plans", "proposed", "expects", "anticipates", "intends", "estimates", "may", "will", and similar expressions. Forward-looking information contained or referred to in this news release includes, but is not limited to: the Company's ability to satisfy its existing and future cash obligations and to continue as a going concern; the Company's plans and needs to seek a financing to address near-term liquidity issues and continue operations, as well as the Company's requirements for future financings;  the Company's belief that it will be able to raise capital through financing in the near term to fund operations as it continues to implement its new refocused strategy; the Company's plans to manage inventory levels and its ongoing cost-reduction initiatives to manage both short and long-term liquidity and re-establish a path towards profitability; the Company's refocused strategy and its three-prong approach to (1) Stabilize, (2) Right-Size, and (3) Optimize and the Board of Directors' and management's work and progress on successfully implementing such refocused strategy; the focus of the Company's long-term strategy; the Company's ongoing review of its eCommerce channel and the potential outcome of such review; potential strategic private label and co-manufacturing opportunities and the expected benefits that may be derived therefrom; the Company's focus on the wholesale and food service channels; the availability of alternatives of generating cash in the short term such as disposing of non-core equipment and raw materials to extend the Company's  cash runway;  the continued North American retail geographic expansion for VERY GOOD's products and the abilities of the Company's sales team: the Company's ability to compete; trends and growth expectations in the plant-based industry; and the impact of the COVID-19 pandemic on VERY GOOD's business; the Company's ability to mitigate employee turnover.   Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the Company's ability to continue as a going concern; the Company's ability to manage recent personnel changes; which is available at www.sedar.com and www.sec.gov. The Company's ability to execute on its strategy may also depend on the Company's ability to accurately forecast customer demand for its products and manage its current and future inventory levels, continued demand for VERY GOOD's products, continued growth of the popularity of meat alternatives and the plant-based food industry, no material deterioration in general business and economic conditions, the successful placement of VERY GOOD's products in retail stores and distribution in the food service channel, the Company's ability to remain listed on the Nasdaq, VERY GOOD's ability to successfully enter new markets, VERY GOOD's ability to obtain necessary production equipment and human resources as needed, VERY GOOD's relationship with its suppliers, distributors and third-party logistics providers, and management's ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, competition, risks relating to the availability of raw materials, risks relating to regulation on social media, expansion of facilities, risks related to credit facilities, dependence on senior management and key personnel, availability of labor, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, risks related to third party logistics providers, unfavorable publicity or consumer perception, increased costs as a result of being a United States public company, product liability and product recalls, risks related to intellectual property, risks relating to co-manufacturing, risks related to expansion into the United States; risks related to our acquisition strategy, taxation risks, difficulties with forecasts, management of growth and litigation as well as the risks associated with the ongoing COVID-19 pandemic. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD's most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form 20-F filed with the SEC on May 26, 2022 and available at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether because of new information, future events or otherwise, except as otherwise required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq Stock Market LLC, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release.

None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

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SOURCE The Very Good Food Company Inc.

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%CIK: 0001878835

For further information: Very Good Food Company, Investor Relations, Email: invest@verygoodbutchers.com, Phone: +1 855-472-9841

CO: The Very Good Food Company Inc.

CNW 19:18e 15-AUG-22